SCHEDULE 13G
Amendment No. 1
Magna International

Common Stock no par value

Cusip #: 559-222-40-1
Item 1:  Reporting Person
Tiger Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  313,600
Item 7:  -0-
Item 8:  313,600
Item 9:  313,600
Item 11: .4%
Item 12: IA


Cusip #  559-222-40-1
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  1,233,410
Item 7:  -0-
Item 8:  1,233,410
Item 9:  1,233,410
Item 11: 1.6%
Item 12: IA


Cusip #  559-222-40-1
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  1,547,010
Item 7:  -0-
Item 8:  1,547,010
Item 9:  1,547,010
Item 11: 2.0%
Item 12: IN

Item 1(a). Magna International Inc.

Item 1(b). 337 Magna Drive, Aurora,
Ontario, Canada L4G 7K1

Item 2(a). This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC")
and Tiger Performance L.L.C.
("TPLLC"). Julian H.
Robertson, Jr. is the
ultimate controlling person
of TMLLC and TPLLC.

Item 2(b). The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c). Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d). Common Stock no
par value

Item 2(e).  Cusip # 559-222-40-1

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4.  Ownership is
incorporated by reference to
items (5)-(9) and (11) of
the cover page pertaining to
each reporting person.

Item 5.  The reporting persons have ceased
to be the beneficial owners of more than five percent of the class as of 12/31/99.

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect. After
reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in
this statement is true,
complete and correct.

February 14, 2000

TIGER MANAGEMENT L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/11/00
On File with Schedule 13GA No. 3
for Bowater Incorporated 2/14/00,
Attached Exhibit

AGREEMENT
The undersigned agree that
this Amendment No. 1 for Schedule 13G
dated February 14, 2000 relating
to shares of common stock of
Magna International shall be
filed on behalf of each of
the undersigned.

TIGER MANAGEMENT L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/11/00
On File with Schedule 13GA No. 3
for Bowater Incorporated 2/14/00,
Attached Exhibit